

September 8, 2014

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Ave, South Tower, 8th Floor
Miami, Florida 33131

> **Re:** **Kore Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 8, 2014**
> **File No. 000-54977**

Dear Mr. Killeen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed September 8, 2014

1. Please amend your filing to state whether your former auditor's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

2. Your disclosures in the third paragraph under Item 4.01 pertain to circumstances during your past fiscal year and subsequent interim period through the filing date of this Form 8-K. Please expand these disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the dismissal of your former auditor, there were any disagreements with your former auditor on any matter of accounting

principles or practices as described in the Item 304(a)(1)(iv) of Regulation S-K or any reportable events as described in the Item 304(a)(1)(v) of Regulation S-K.

3.   Please amend your filing to state during the two most recent fiscal years and the interim period preceding the engagement of your new auditor, whether you have consulted with your new auditor any matter as described in Item 304(a)(2) of Regulation S-K.

4.   We remind you to file a letter furnished by your former auditor regarding its concurrence or disagreement with the statements made by you in the Item 4.01 Form 8-K. We refer you to the requirement at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant